UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

REQUEST FOR WITHDRAWAL

W2 ENERGY, INC.
(Exact name of Registrant as specified in its charter)

Nevada	20-1740321
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

26 Densley Avenue
Toronto, Ontario M6M 2R1
(416) 246-1100
(Address, including zip code, of principal executive office)

December 18, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form 10-12G, File No. 000-52277

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), W2 ENERGY, INC., a Nevada corporation (the "Registrant"), hereby applies for withdrawal of its Registration Statement on Form 10-12G, including all exhibits thereto (File No. 000-52277), that was  filed with the Securities and Exchange Commission (the "Commission") on October 25, 2006, (the "Registration Statement").  The Board of Directors of W2 ENERGY, INC., has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the Registration Statement on Form 10-12G, (File No. 000-52277), .

This will also confirm, on behalf of the Registrant, that the Registration Statement was not declared effective by the SEC, no securities were sold in connection with or pursuant to the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Sincerely,

W2 ENERGY, INC.

By:	/s/ MICHAEL MCLAREN
Michael McLaren
Principal Executive Officer